

October 23, 2012

Via Facsimile
Henry C. Newell
President and Chief Executive Officer
Wausau Paper Corp.
100 Paper Place
Mosinee, Wisconsin 54455

      Re: **Wausau Paper Corp.**
              Form 10-K for the Fiscal Year Ended December 31, 2011
              Filed February 29, 2012
              File No. 001-13923

Dear Mr. Newell:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Ethan Horowitz

                    Ethan Horowitz
                    Branch Chief